

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Aeroponics Integrated Systems, Inc.

Offering of a
Minimum of 67,567 Shares of Common Stock ($25,000)
up to a
Maximum of 13,513,513 Shares of Common Stock ($5,000,000)

Address for notices and inquiries:

Aeroponics Integrated Systems, Inc.
Darren Walz
CEO and Director
24322 Carlton Ct
Laguna Niguel, CA 92677
(949) 415-4346
Darren@Aerobloom.com

OFFERING STATEMENT
Aeroponics Integrated Systems, Inc.

Offering of a
Minimum of 67,567 Shares of Common Stock ($25,000)
up to a
Maximum of 13,513,513 Shares of Common Stock ($5,000,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$.37	$0.0259	$0.3441
Minimum Shares of Common Stock Sold	$25,000	$1,750	$23,250.00
Maximum Shares of Common Stock Sold	$5,000,000	$350,000	$4,650,000

We are offering shares of our common stock at a price per share of $.37. We are offering a minimum of 67,567 shares for $25,000 and up to a maximum of 13,513,513 shares for $5,000,000. The minimum investment that you may make is $500.24 We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at www.Equifund.com and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

(1)   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $20,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

(2)   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Prime Trust, who we refer to as the escrow agent, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $25,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before [August 22, 2023. If we do not raise the minimum amount offered by August 22, 2023, then we will return all funds received in the escrow account to investors without interest.

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A	Audited Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Investor Deck

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at www.Equifund.com and each subdomain thereof. Equifund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as Equifund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Our corporate name is Aeroponics Integrated Systems, Inc d/b/a AeroBloom. We were formed in California as a Corporation on October 16, 2018. We are in the business of developing and using our proprietary aeroponic technology to harvest and cultivate various crops. We are offering shares of our common stock at a price per share of $.37 with a minimum investment of $500.24 required. We are offering a minimum of $25,000 of our common stock and a maximum of $5,000,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Aeroponics Integrated Systems, Inc. d/b/a AeroBloom is a California corporation that was formed on October 16th, 2018. We were formed for the purpose of operating our proprietary technology through cultivating and distributing wholesale produce to grocery supply chains, individual grocery stores and restaurant chains directly and through distributors at a competitive price point due to our technological advantages.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for general marketing and advertising (including marketing relating to the sale of our securities in this offering), leasing costs, the repayment of outstanding indebtedness and general working capital. See "Question 10" below.
Securities Offered	Shares of common stock of our company for $.37 per share in a minimum amount per investor of $500.24
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 67,567 shares of common stock or $25,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 13,513,513 shares of our common stock or $5,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $25,000 of securities. Once we raise the $25,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers, other employees and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.

Capital Stock	
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 200,000,000 shares of common stock, $0.00005 par value per share. As of the date of this offering statement, a total of 43,554,984 shares of common stock are outstanding, and no shares of preferred stock are outstanding.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.

Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Darren Walz, Dale Devore, Kevin McDoneld, Liam Corcoran and Nick Luksha. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Darren Walz serves as the CEO of our company and oversees all of our operations as well the accounting function. Dale Devore serves as the CIO and Kevin McDoneld as our CTO who both oversee the operations of our company.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors in this offering:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	  • $2,200 or
	
	  • 5 percent of the lesser of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the lesser of their annual income or net worth; and
	
	• During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Aeroponics Integrated Systems, Inc., d/b/a AeroBloom. The issuer is a California corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Darren Walz, CEO, Director   **Dates of Board Service: Oct 2018 - Present**

Darren Walz is a serial entrepreneur with past successes in retail in marketing. In 2009, he launched his own successful apparel company. In 2013, he was introduced to Dale Devore and the two decided to co-invest in founding a luxury cannabis dispensary. Darren managed the dispensary that went on to be one of the largest in Riverside County California with over 40 employees, 15,000 customers and over $7,500,000 in annual revenue. In 2016, Dale and Darren decided to leave the dispensary behind and broaden their focus to use their proprietary aeroponics system to grow a variety of crops and try to find a solution to the issues that they were passionate such a food security and climate change.

Mr. Walz's Business Experience for the Last Three Years
    Employer: Aeroponics Integrated Systems, Inc.
    Employer's Principal Business: Aeroponics, Agriculture
    Title: CEO
    Dates of Service: 2018- Present
    Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

    Education: Darren was studying business at Saddleback College when he met Dale Devore and decided to leave school to work with Dale full-time.

Dale Devore, Chief Innovation Officer, Director **Dates of Board Service: October 2018 - Present**

Dale has been growing crops and developing aeroponics systems for over 30 years and is the "creative genius" behind Aerobloom's proprietary technology. In 1997, Dale was approached by Richard Stoner, widely known as the father of modern aeroponics. Mr. Stoner was receiving funding from NASA to develop aeroponics systems that astronauts could use to grow crops in space without the benefit of soil. For several years they compared notes together and Mr. Stoner often referred to Dale as his only true competitor in the field of aeroponic development. Since that time, a number of competitors have approached Dale to review their aeroponics system and according to Dale, all of them are still using the basic technology that he was using over 30 years ago.

Mr. Devore's Business Experience for the Last Three Years
 Employer: Aeroponics Integrated Systems, Inc.
 Employer's Principal Business: Aeroponics, Agriculture
 Title: CIO
 Dates of Service: October 2018 - Present
 Responsibilities: Primarily drives strategy and development of business plan, product development, strategic partnerships and day-to-day operations.

 Education: GED, one year at Orange Coast College – general, 3.5 years at Grove School of Music as a concert pianist before becoming severely ill, losing his ability to play the piano for long hours, ending his career as a pianist and soon-after beginning his passion of growing crops

Kevin McDoneld, Chief Technical Officer, Director **Dates of Board Service: October 2018 - Present**

Mr. McDoneld is a natural innovator and problem solver, he has experience that spans more than 25 years of engineering, team and project management. Management of worldwide Engineering Team across 5 continents with a hands-on approach. Development of Predictive Analytic algorithms to support leading edge projects in predictive performance, predictive maintenance, and predictive failure. Creation of AI data-gathering algorithms to support AI initiatives for various equipment, apparatus and systems. Predictive Analytics engineering and AI innovation in the agricultural, offshore oil and gas, shipping fields, and for the US Navy. Mechanical, piping and HVAC system engineering and design for automated agricultural systems, oil exploration and drilling, ships, military, NASA, and other land and sea industries has been the focus for most of his professional career.

Mr. McDoneld's Business Experience for the Last Three Years
 Employer: Aeroponics Integrated Systems, Inc.
 Employer's Principal Business: Aeroponics, Agriculture
 Title: CIO
 Dates of Service: October 2018 - Present
 Responsibilities: Primarily drives strategy and development of business plan, product development, strategic partnerships and day-to-day operations.

 Education: 2 years of mechanical engineering at the University of Wisconsin

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Darren Walz, CEO and Director
See "Directors of the Company" section above.

Dale Devore, CIO and Director
See "Directors of the Company" section above.

Kevin McDoneld, CTO and Director

See "Directors of the Company" section above.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Darren Walz	10,888,746 Shares of Common Stock	25%
Dale Devore	10,888,746 Shares of Common Stock	25%
Kevin McDoneld	10,888,746 Shares of Common Stock	25%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is Aeroponics Integrated Systems, Inc., d/b/a AeroBloom. We are a California corporation that was incorporated on October 16th, 2018, for the purpose of operating a our proprietary aeroponics system meant to cultivate produce for distribute wholesale produce to grocery supply chains, individual grocers, restaurant chains at a competitive price point due to our technological advantages.

AeroBloom's unique technology has the capability to seriously address global food security issues caused by climate change. It brings needed improvements to efficiency and resource conservation in large agriculture. The growing systems represent a quantum leap in crop yields and efficiency from all other known cultivation systems currently available to the agriculture market.

AeroBloom's founder and Chief Innovation Officer, Dale Devore, has spent over 30 years developing aeroponics technology while testing and refining each version by growing various crops including peppers, tomatoes, and other produce. Aeroponics is a cultivation method in which plant roots are suspended in air, without entangling into a physical medium, and fed via a fine mist or fog-system.

NASA funded a major aeroponics research project led by Richard Stoner who often compared notes with Dale during the 90's and early 2000's. After the first ten years of trial and error, AeroBloom's aeroponics systems had already integrated developments that solved the primary issues still unaddressed by the competition. The following twenty years were spent privately testing hundreds of system variations, each refined with the primary focus of further increasing crop yields while maintaining efficiency. This has resulted in AeroBloom's proprietary grow system consistently producing substantially higher crop yields than current aeroponics and hydroponics systems currently available in the agriculture market.

Business Plan

Business Model

The core business of Aeroponics Integrated Systems, Inc. (dba AeroBloom) is to develop and use our proprietary aeroponics technology to grow food and other crops. The technology includes hardware, software, and know-how (unique growing protocols) for the optimal cultivation of plant crops in controlled environments.

AeroBloom's primary source of revenue will come from selling the crops grown with its aeroponics technology. After an integration is developed to protect the intellectual property from being stolen, Aerobloom will begin licensing its aeroponic systems to agriculture companies, providing a third source of revenue.

AeroBloom Software

AeroBloom has designed proprietary software currently under development. The software's interface will be accessible via computer and mobile device application. It will show the specific layout of aeroponic systems in each grow facility. Multiple sensors in each root chamber and across various components of the system will utilize cloud technology to feed live data to the software. This will enable the software to show vital indicators such as pump status, atomizer status, pH, nutrient content, water temperature, room temperature, CO_2 root zone oxygen and humidity. The data will be displayed in the interface, pinpointing the exact location of any issues or maintenance requirements within the facility. It will also display the tools and supplies needed to address them. Artificial intelligence will use machine-learning algorithms to fine-tune operating parameters of the aeroponics system for optimal performance based on real-time observations derived from on-going data collection.

AeroBloom Technology / Hardware

AeroBloom's proprietary nutrient delivery system modifies the type of root development at different stages of plants' life cycles. It initially directs lateral root growth and overall root mass while increasingly directing the development of root hairs (tubular outgrowths of trichoblasts) as the flowering cycle progresses. This multi-stage process results in an increased rate of plant growth and significantly higher yields than other cultivation systems. The firing of individual delivery system components is offset by a connected computer, which has been programmed for maximum yields and efficiency. The computer also controls a component which is fired through the nutrient lines after every misting cycle, clearing the lines of any remaining nutrient solution.

Many sprayers of varying mist types are used in each proprietary root chamber that achieve total root mass penetration and saturation. Most aeroponic competitors use a system with too few misters of one type, poorly placed along the bottom of their root chambers. AeroBloom systems are modular, allowing long rows of root chambers to connect to each other. There are customization options available to optimize the growth of crop varieties in each facility, including plants per chamber, soil capability (upper root mass), and components that enable organic production.

Roots create the lifeblood of plants. The health and vigor of roots determine the quality and production of the plant. When plants are grown in rich organic soil, microbiomes thrive in the roots and enhance the quality as well as pest/disease resistance of the plant. However, growing in soil is otherwise highly inefficient.

Most hydroponics systems and all other aeroponics systems currently available are not capable of supporting the development of beneficial microbiomes in each plant's root system. The necessary organic substances for microbial abundance cause many issues for hydroponic and especially aeroponic cultivation systems due to complications regarding biomass sludge buildup and clogged misters. These microbiomes, or lack thereof, greatly influence the characteristics of plants. Similar to how a healthy microbiome in the human digestive tract generates many benefits for the entire body, healthy microbiomes in plant roots have immense beneficial effects on the plants' health such as quality characteristics (flavor, oils/resins, bioactive and nutritious content) as well as disease and pest resistance.

AeroBloom has developed integration to support thriving microbiomes in the roots of each plant growing in its systems, while maintaining a sterile recirculating nutrient solution. This integration produces all the benefits described from a healthy microbiome, creating a rich organic soil-quality product with the higher potency, automation, efficiency, and increased production of the systems.

Sales Strategy

AeroBloom's technology provides major advantages over hydroponic and other aeroponic systems available to controlled environment agriculture, particularly in terms of yield, water conservation, speed of growth, and quality of crops. This enables AeroBloom to produce food at drastically lower costs, providing a significant competitive advantage. Initially, AeroBloom will grow red bell peppers and cherry tomatoes in a flagship food production greenhouse. Meanwhile, system variations for coffee, squash, pumpkins, and many more crop varieties will be refined until they're ready to be added to commercial production. The produce will be sold wholesale to distributors.

As the food security crisis worsens, large agriculture companies around the world will be searching for the best available solutions in order to stay in business. That will create tremendous opportunity for AeroBloom to consider licensing its systems for a percentage of each licensee's revenue. By licensing the technology to agriculture companies that have seemingly unlimited resources, AeroBloom can expand its impact on global food production more rapidly than scaling up its own facilities at a rate that would be limited by the pace of increasing resource availability and quality assurance while growing its labor force.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Our Products and/ or Services

Aerobloom's core business is the development and use of proprietary aeroponic technology to harvest and cultivate various crops. This includes implementing our system to grow produce such as: Tomatoes, bell peppers, and other large root vegetables for distribution and retail. It also includes licensing their technology to other companies for use in a variety of other potential crops.

Aerobloom's proprietary technology including: Hardware, AI and software is used to further the optimal cultivation of crops in a controlled indoor environment and provides distinct advantages in terms of yield, water conservation, speed of growth and quality of crops when compared to other methods of controlled agriculture systems currently on the market.

Intellectual Property

The Company has filed a utility patent application (pending #16897246) for proprietary components within its system design and the methodology of how the nutrient delivery mechanisms alternate on precise timing schedules, as well as a step-by-step process of how to operate the system from the seedling/cutting stage to the day of harvest in a way that achieves optimal results.

It also includes claims of an integration that allows AeroBloom aeroponics systems to utilize organic nutrients and produce crops that meet organic certification standards. In general, the USDA has determined that aeroponically-grown produce cannot be labeled as organic. However, AeroBloom's patent-pending integration makes it a hybrid system, creating a work-around allowing crops grown organically in its systems to likely be labeled as organic. The Company will file additional patent claims to cover proprietary system components, robotics, processes, as well as software that are continuously developed.

Competition

Aerofarms closest competitors are Local Bounti, Infarm and Bowery Farms.

To the best of our knowledge, there are currently no hydroponics or aeroponics systems available to controlled environment agriculture that come close to the production capabilities of AeroBlooms' proprietary technology. The systems used by our competitors are not capable of producing the yield, microbiomes, or quality enhancement advantages seen in crops produced with AeroBloom grow systems.

Aerobloom's technology allows us to cultivate crops with a higher yield per canopy are and profit margins than our competitors and to do so with reduced water usage. Most competitors in the space utilize vertical farming which comes with massive power requirements from artificial lighting and thus significantly higher production costs, as well as being less environmentally friendly. The Aerobloom technology utilizes natural sunlight in order to keep production costs down.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 24322 Carlton Ct, Laguna Niguel, CA 92677

We conduct business in California.

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. <u>**Discuss the material factors that make an investment in the issuer speculative or risky:**</u>

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of California on October 16, 2018. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of providing large scale aeroponics cultivation systems. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Darren Walz, who is the CEO, and Dale Devore, who is the Chief Innovation Officer of the Company. The loss of Darren Walz and Dale Devore or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products.

The patent prosecution process is expensive and time-consuming, and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that our licensors will fail to identify patentable aspects of our or their research and development output before it is too late to obtain patent protection. Moreover, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third party licensors. We may also require the cooperation of our licensors in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or U.S. PTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time- consuming and ultimately unsuccessful.

Competitors may infringe issued patents or other intellectual property that is licensed to us. To counter infringement or unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time-consuming. Any claims we or our licensors assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we or our licensors infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of our licensor is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our licensed patents at risk of being invalidated or interpreted narrowly, which could adversely affect us and our collaborators.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our licensed technology, we also rely on trade secrets, including unpatented know- how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Successful development of our products is uncertain.

The products that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future products are subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including delays in product development, testing, or manufacturing; unplanned expenditures in product development, testing, or manufacturing, a failure to receive regulatory approvals, the inability to manufacture on our own, or through any others, products on a commercial scale, or failure to achieve market acceptance, and the emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

We may manufacture the products sold to our customers in a location to be obtained in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

We may contract with third-party manufacturers to produce our products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we will in the future rely on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other agriculture companies and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering our officers, directors and those of our stockholders who own ten percent or more of our securities collectively own directly or indirectly 75% of our company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9. **What is the purpose of the offering?**

The purpose of the offering is to raise capital for product development, lease deposit and general working capital. In addition, the proceeds from this offering will be used to pay for legal and accounting costs moving forward.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[1][2]
Total Proceeds	$25,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$1,750	$350,000
(B) Legal Expenses	$5,000	$5,000
(C) Accounting Expenses	$5,000	$5,000
(D) Miscellaneous Offering Expenses	$3,000	$3,000
Net Proceeds	$10,250	$4,637,000
Use of Net Proceeds		
(E) Advertising and Marketing of this Offering and of our Product	$3,300	$200,000
(F) General Working Capital	$6,950	$4,437,000
Total Use of Net Proceeds	$10,250	**$4,637,000**

(1) We will accept proceeds in excess of the target offering amount of $25,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the Equifund Crowd Funding Portal, Inc. online platform, located at www.Equifund.com. Equifund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is August 22, 2023.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@Equifund.com. stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, Equifund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and Equifund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and Equifund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   <u>Describe the terms of the securities being offered.</u>

Terms of the Offering

We are offering up to 13,513,513 shares of our common stock for $5,000,000.00. We are attempting to raise a minimum amount of $25,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by August 22, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. We will accept investments in excess of the minimum amount up to $5,000,000.00, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.24.

The Offering is being made through Equifund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14.   **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15.   **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16.   **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

The only securities of our company that are outstanding are common stock. The total amount of common stock issued and outstanding prior to this offering is 43,554,984 shares of common stock.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

During the year ended December 31, 2019, the Company engaged two individuals to assist with the management of the Company. Irreconcilable differences developed between these individuals and the Company. Effective December 17, 2021, an agreement was reached whereby the Company agreed to pay $60,000 to each as compensation for services rendered between October 1, 2019 and September 30, 2020. The agreement is evidenced in two promissory notes bearing interest at 5% per annum, starting December 17, 2021 and due December 17, 2024. The Company's patents and other intellectual property is protected against any collection in relation to these notes.

For the year ended December 31, 2021, management fees of $Nil (2020 - $90,000) were recorded in the accounts.

25. **What other exempt offerings has the issuer conducted within the past three years?**

The Company has an authorized capital of 200,000,000 common shares with a per share par value of $0.00005. As of December 31, 2021, there were 15,119,946 (2020 – 12,056,200) shares issued and outstanding.

The following transactions occurred during the year ended December 31, 2021. Shares issued for services were based on the value of the shares issued as the value of services received could not be reliably determined. The share value was determined using a price of $0.25 per share, which was the price at which shares were issued for cash during the year.

- 168,838 share units were issued for cash for gross proceeds of $42,210.
- 44,908 shares were issued for equipment valued at $11,227.
- 1,250,000 shares were issued for consulting fees valued at $312,500. Of that amount, $170,833 was earned during the year and $141,667 was allocated to prepaid expenses.
- 200,000 shares were issued for management fees valued at $50,000. Of that amount, $20,833 was earned during the year and $29,167 allocated to prepaid expenses.
- 2,500,000 shares were issued for $100 for consulting fees valued at $625,000
- $150,000 was received in advance for shares issued subsequent to the year end.

The following transactions occurred during the year ended December 31, 2020. Shares issued for services were based on the value of the shares issued as the value of services received could not be reliably determined. The share value was determined using a price of $0.25 per share, which was the price at which shares were issued for cash during the year.

- 500,000 share units were issued for cash at $0.25 for gross proceeds of $125,000. Each unit consists of one share and one share warrant that allows the investor to purchase a share at $0.75 until the earlier of the time the Company receives a binding term sheet from investors at a price higher than $0.75 per share or on January 19, 2021 or February 9, 2021.
- 6,000 shares were issued for marketing services valued at $1,500.
- 133,000 shares were issued for consulting fees valued at $33,250
- 1,261,200 shares were issued for $36 for management fees valued at $315,300.
- 36,000 shares were issued for finders' fees valued at $1,800.
- $200 was received for shares issued in the prior year.
- 20,000 shares were issued for $5,000 received in the prior year.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

FINANCIAL CONDITION OF THE ISSUER

27.   **Does the issuer have an operating history?** [**X**] Yes [   ] No

28.   **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next twelve months. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2021, the Company did not have sales from operations and had accumulated losses of $3,360,727 since its inception, both of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Financial Information

Please see Exhibit A for further financial information.

Nature of Operations and Going Concern

Aeroponics Integrated Systems, Inc. was incorporated on October 16th, 2018 and has had no revenue occurred at this point. We expect to generate revenue through licenses of our technology and sales to customers who are distributors and retailers of fresh produce.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- Securing customers on a pilot-scale
- Demonstrating our proprietary aeroponic technology works at scale
- Developing licensing deals of our proprietary aeroponic technology.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next twelve months. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2021, the Company did not have sales from operations and had accumulated losses of $3,360,727 since its inception, both of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $31,955 of cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29.   **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited reviewed financial statements for the periods ending on December 31, 2020 and December 31, 2021.

30.   **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? [__] Yes [X] No

   (ii)   involving the making of any false filing with the Commission? [__] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? [__] Yes [X] No;

   (ii)   involving the making of any false filing with the Commission? [__] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

(B)   engaging in the business of securities, insurance or banking? [___] Yes [X] No

(C)   engaging in savings association or credit union activities? [___] Yes [X] No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

(ii)   places limitations on the activities, functions or operations of such person? [___] Yes [X] No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:_____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

(ii)   Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:_____

---

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.Aerobloom.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Darren Walz
_____
(Signature)

Darren Walz
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Darren Walz
_____
(Signature)

/s/ Darren Walz
(Name)

CEO
(Title)

[August, 22, 2022]
_____
(Date)

I, Darren Walz, being the CEO of Aeroponics Integrated Systems Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the period ended December 31, 2020 and 2021 respectively, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

/s/ Darren Walz__
(Signature)

Darren Walz_____
(Name)

CEO_____
(Title)

August, 22, 2022
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Subscription Agreement
Exhibit D   Investor Deck

EXHIBIT A
Financial Statements

EXHIBIT B
Offering Page

EXHIBIT C
Subscription Agreement

EXHIBIT D
Investor Deck